Exhibit 3

Article IV, Section 2

to OraSure Technologies, Inc. Bylaws

Effective February 20, 2018

SECTION 2. Qualification and Election of Directors.

Each Director upon his or her election shall qualify by filing his or her written acceptance with the Secretary or an Assistant Secretary and by fulfilling any prerequisite to qualification that may be set forth in the Certificate of Incorporation of the Corporation.

At each annual meeting of stockholders, the class of Directors whose term is expiring shall be elected. In an uncontested election of Directors, provided a quorum is present, a nominee for Director shall be elected to the Board if the votes validly cast “for” such nominee’s election exceed the votes validly cast “against” such nominee’s election in such election (with “abstentions” and “broker nonvotes” not counted as a vote cast either for or against such nominee’s election).    In a contested election of Directors, provided a quorum is present, each Director will be elected by the affirmative vote of a plurality of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of Directors. An election of Directors will be considered “contested” if, as of the record date for the applicable meeting of stockholders, there are more nominees for election than positions on the Board to be filled by election at such meeting. All other elections of Directors will be considered “uncontested.”

In any uncontested election of Directors, any Director nominee who does not receive the vote of the majority of shares present in person or represented by proxy at the meeting, shall, within ten (10) days following the certification of the election results, tender his or her resignation, and the Board shall decide, through a process managed by the Board committee responsible for Director nominations, whether to accept or reject the resignation, or whether other action should be taken.